SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ___ )


BROADWING, INC.
(Name of Issuer)

7.25% Convertible Preferred Stock (Series A) Due 3/31/2007
(Title of Class of Securities)

111620209
(CUSIP Number)


November 10, 1999
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


	[ x ]	Rule 13d-1 (b)

	[    ]	Rule 13d-1  (c)

	[    ]	Rule 13d-1 (d)



1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(1) Highbridge Capital Corporation - not applicable
(2) Highbridge Capital Management, LLC - 13-3993048

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]
	(b)  [   ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
(2) Highbridge Capital Management, LLC  - State of Delaware

5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING
 POWER

0

6. 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
 VOTING POWER

115,003

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
 DISPOSITIVE POWER

0

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
 DISPOSITIVE POWER

115,003

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,003

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.70%

12.	TYPE OF REPORTING PERSON

(1) Highbridge Capital Corporation - BD
(2) Highbridge Capital Management, LLC  - CO



Item 1.

(a)	Name of Issuer

Broadwing, Inc.

(b)  Address of Issuer's Principal Executive Offices:

201 East Fourth Street
Cincinnati, OH  45202

Item 2.

	(a)	Name of Person Filing
	(1)	Highbridge Capital Corporation
	(2)	Highbridge Capital Management, LLC

	(b)	Address of Principal Business Office or, if none, Residence
	(1)	Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies

	(2)	Highbridge Capital Management, LLC
	767 Fifth Avenue, 23rd Floor
	New York, New York  10153

	(c)	Citizenship
		(1)	Highbridge Capital Corporation - Cayman Islands, British West Indies
	(2)	Highbridge Capital Management, LLC - State of Delaware

	(d)	Title of Class of Securities		7.25% Convertible Preferred Stock (Series A)
 Due 3/31/2007
	(e)	CUSIP Number		111620209

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

x(a)		Broker or Dealer registered under Section 15 of the Act (Highbridge
 Capital Corporation)
	(b)		Bank as defined in section 3(a)(6) of the Act
	(c)		Insurance Company as defined in section 3(a)(19) of the act
	(d)		Investment Company registered under section 8 of the Investment Company
 Act
	(e)		Investment Adviser registered under section 203 of the Investment
 Advisers Act of 1940
	Highbridge Capital Management, LLC is the trading manager of Highbridge
 Capital Corporation.  Highbridge Capital Management, LLC is exempt from registration as an investment adviser.  The persons at Highbridge Capital
 Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer.

	(f)		Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
 240.13d-1(b)(1)(ii)(F)
	(g)		Parent Holding Company, in accordance with 240.13(d)(ii)(G) (Note: See
 Item 7)
	(h)		Group, in accordance with 240.13d(b)(1)(ii)(H)

Item 4.	Ownership

	(a)	Amount Beneficially Owned	115,003
	(b)	Percent of Class	10.70%
	(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	0
	(ii)	shared power to vote or to direct the vote	115,003
	(iii)	sole power to dispose or to direct the disposition of	0
	(iv)	shared power to dispose or to direct the disposition of	115,003

Item 5.	Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company

		Inapplicable

Item 8.	Identification and Classification of Members of the Group

		Inapplicable

Item 9.	Notice of Dissolution of Group

		Inapplicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	 Date 	February 9, 2000

		/s/  Howard Feitelberg
		Signature

	Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title


  Date 	February 9, 2000


		/s/  Ronald S. Resnick
		Signature

	Ronald S. Resnick, Managing Director, Highbridge Capital Management, LLC Name/Title